

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Kenneth Mushinski
Chief Executive Officer
Rare Element Resources Ltd.
P.O. Box 271049
Littleton, Colorado 80127

> **Re: Rare Element Resources Ltd.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2025**
> **File No. 333-286231**

Dear Kenneth Mushinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Shaoul, Esq.